
Mail Stop 3561

February 6, 2018

Tiffani Jones
Chief Executive Officer
Regnum Corp.
1541 Ocean Avenue
Santa Monica, CA 90401

> **Re:** **Regnum Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed January 23, 2018**
> **File No. 333-222083**

Dear Ms. Jones:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2018 letter.

Risk Factors, page 12

Risks Related to our Business, page 12

Third Parties may claim that we are infringing…page 18

1. We note your response to comment 5. Please revise your disclosure to name the independent production company, and to explain how you control the intellectual property rights, whether by direct ownership, copyright, licensing or some other arrangement. We note your disclosure on page 33 that "To-date, the Company has not yet filed for copyright protection or otherwise protected our products, but in the future we intend to maintain intellectual property rights in our products." Please reconcile these disclosures.

Use of Proceeds, page 26

2.   Please revise the table to deduct the entire $19,400 in estimated offering expenses from the gross proceeds.

Description of Business, page 32

Business Development, page 32

3.   Please refer to the revised disclosure at the bottom of page 32. Please provide a risk factor explaining the risks inherent in the types of alternative financing that you propose to undertake should the offering not achieve its maximum.

Exhibits and Financial Statement Schedules, page 49

4.   We note that the Option and Purchase Agreement (Exhibit 10.1) states that Regnum owns the screenplay entitled "Hot Sands," and each of the Literary Purchase Agreements (Exhibits 10.2, 10.3 and 10.4) states that Regnum "is the sole and exclusive owner throughout the world of all rights in and to the literary work [referenced in the contract]." Please reconcile this with the disclosure on page 33 that the company does not currently hold any copyright or intellectual property rights, or advise.

Exhibit 99.1

5.   We note your response to our prior comment 17 and reissue. Your subscription agreement appears to contemplate an offering that is exempt from registration. Please revise or advise.

        You may contact Jim Dunn at (202) 551-3724 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

                                        Sincerely,

                                        /s/ Justin Dobbie

                                        Justin Dobbie
                                        Legal Branch Chief
                                        Office of Transportation and Leisure